ANNALY CAPITAL MANAGEMENT, INC.

1211 Avenue of the Americas

New York, New York 10036

VIA EDGAR

May 31, 2018

Sandra Hunter Berkheimer, Esq.

Staff Attorney

Office of Real Estate and Commodities

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Annaly Capital Management, Inc.
Registration Statement on Form S-4
File No. 333-224968
Request for Acceleration

Dear Ms. Hunter Berkheimer:

Reference is made to the Registration Statement on Form S-4 (File No. 333-224968) filed by Annaly Capital Management, Inc. (the “Company”) with the U.S. Securities and Exchange Commission (the “SEC”) on May 16, 2018, as amended by Amendment No. 1 thereto, filed with the SEC on May 31, 2018 (the “Registration Statement”).

The Company hereby requests the Registration Statement be made effective at 5:00 p.m., Eastern Time, on June 4, 2018, or as soon as possible thereafter, in accordance with Rule 461 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended.

Please contact Adam O. Emmerich at (212) 403-1234 or AOEmmerich@wlrk.com, Ronald C. Chen at (212) 403-1117 or RCChen@wlrk.com, or Viktor Sapezhnikov at (212) 403-1122 or VSapezhnikov@wlrk.com of Wachtell, Lipton, Rosen & Katz with any questions you may have concerning this letter, or if you require any additional information. Please notify any of them when this request for acceleration has been granted.

Sincerely,

ANNALY CAPITAL MANAGEMENT, INC.

By:	/s/ Anthony Green
Anthony Green
Chief Legal Officer